Exhibit 99.1

ATTENDING THE VIRTUAL MEETING

Shareholders and guests may attend the meeting online or by phone.

Attend online:

https://web.lumiagm.com/458701741

To log in online, click “Shareholder” and enter your “Username” and the case sensitive Password: bmo2021

Username:

1.	Registered Shareholders: your 15-digit control number found on your Computershare issued Proxy Form/Voting Instruction Form

2.	Proxyholders: the 4-digit alpha code sent to you by Computershare

3.	Non-Registered Shareholders that have not registered as proxyholders: No Username required, click “Guest” to log in

4.	Guests: no Username required, click “Guest” to log in

Non-registered shareholders whose Voting Instruction Form contains a 16-digit control number must review “Voting During the Virtual Meeting” below and follow the instructions, as your control number will not work as a Username to log in online.

Attend by phone:

English

1-800-952-5114

Passcode: 1036390#

French

1-877-395-0279

Passcode: 5565596#

We encourage you to join early to register with the operators. Please note that if we reach capacity on our phone lines, we encourage you to join online.

Once you are logged-in to the online platform as a “Shareholder”, or are registered on the phone line, shareholders and proxyholders will be able to submit questions/make comments in writing (online only) or verbally (through the phone lines only). If you are logged-in to the online platform as a “Guest”, you will not be able to submit questions/make comments online.

VOTING BEFORE OR DURING THE VIRTUAL MEETING

Voting Before the Virtual Meeting

We encourage you to read the Proxy Circular and vote your shares early.

•	For registered shareholders, the voting deadline is 5:00 p.m. (Eastern Time) on April 5, 2021.
•

For non-registered shareholders, your intermediary needs to receive your voting instructions in enough time to send them to Computershare. Computershare must receive your voting instructions from your intermediary by no later than 5:00 p.m. (Eastern time) on April 5, 2021.

For more information on voting, including voting at the meeting, please refer to pages 5 and 6 of our Proxy Circular.

Voting During the Virtual Meeting

You cannot vote if you dial in by telephone only or if you have joined the online platform as a “Guest”. You must join the meeting online as a “Shareholder” and be connected to the internet at all times to vote during the virtual meeting.

If you wish to vote during the virtual meeting, there are specific steps you must take in advance to complete an online ballot:

1.

If you are a registered shareholder and you wish to attend and vote online at the virtual meeting, you must follow the steps set out on page 5 of the Proxy Circular. If you want to appoint someone as your proxyholder to vote for you at the meeting, there are additional steps you must take, including appointing and registering your proxyholder as proxy with Computershare.

2.

If you are a non-registered shareholder and you wish to attend and vote online at the virtual meeting, there are additional steps you must take including appointing and registering yourself as proxy with Computershare. For more information, please see “How to Vote” starting on page 6 of the Proxy Circular.

3.

If you are a non-registered shareholder located in the United States, you need to obtain a legal proxy form from your intermediary and return that form to Computershare. Instructions are on the Voter Instruction Form that was mailed to you. You can also contact your intermediary for instructions. Your intermediary needs to receive your voting instructions in enough time to provide you with a legal proxy form, which must then be sent to Computershare. Computershare must receive your voting instructions from your intermediary by no later than 5:00 p.m. (Eastern time) on April 5, 2021.

If you have completed the necessary steps to vote during the virtual meeting, then you can vote through the virtual voting platform online.